Mail Stop 4561

April 26, 2006

Michael J. Thorne
Chief Financial Officer
DynCorp International Inc.
8445 Freeport Parkway, Suite 400
Irving, Texas 75063

Re: **DynCorp International Inc.**
        Amendment No. 4 to Registration Statement on Form S-1
        Filed April 18, 2006
        File No. 333-128637

Dear Mr. Thorne:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment no. 2 as well as the supplemental materials provided on April 12, 2006. Please include your response to comment no. 2 and the integration analysis in your next correspondence to be filed on Edgar.

Summary

Our Company, page 1

2.   We have reviewed your revisions in response to prior comment 6. Our prior comment
        highlighted the fact that in the most recent fiscal year your revenues have only increased
        slightly, a significant contrast to the growth rates you are highlighting in the summary.
        Please revise to provide balance to this disclosure by discussing revenue growth for the
        most recent fiscal year or interim periods or remove this information from the summary.
        Please also consider whether your ensuing disclosure regarding the primary drivers of
        your growth remains accurate in light of your disclosure on pages 11 and 51 that
        revenues were negatively impacted during the most recent periods by the company's
        decision to exit a series of contracts to provide security and logistics support to various
        construction projects.

3.   Reference is made to your disclosures in the second paragraph. Please balance your
        discussion on the annual growth rate of EBITDA with that of net income.

Business Strategy, page 5

4.   We note your response to comment no. 7 and the revised disclosure that your profitability
        will continue to improve as your customers shift away from cost-reimbursement to time-
        and-materials contracts and fixed-price contracts. We further note your disclosure on
        page 81 that shows that the portion of your revenues comprised of fixed-price contracts
        has decreased from 30 percent in FY 2003 to 24 percent in FY 2004 and then increased to
        27 percent in FY 2005 and the nine months ended December 31, 2005, while the portion
        of your revenues comprised of time-and-materials contracts has increased from 31
        percent in FY 2003 to 39 percent in FY 2005, while decreasing only slightly to 38
        percent in the nine months ended December 31, 2005. It appears that the primary
        increase in revenue is derived primarily from an increase in time-and-materials contracts,
        not fixed-price contracts. Please advise us as to why you believe the recent increase
        should be attributed to an increase in both time-and-materials contracts and fixed-price
        contracts or revise your disclosure accordingly here and throughout the prospectus,
        including on page 77.

Summary of Risk Factors, page 6

5.   We note your statement on page 6 and 31 that a significant portion of the net proceeds
        will not be used to further invest in your business or reduce your debt. Please quantify
        this significant portion using the midpoint of the pricing range or clarify, if true, that no
        proceeds of the offering will be used to further invest in your business. If no proceeds
        are expected to be available for working capital and to grow your business, please revise
        the prospectus throughout, including in a separate risk factor heading, to make this clear.

Sponsor, page 7

6.   We note the revised disclosure on pages 7 and 29 that you have been advised by your sponsor that although they currently have no agreements to acquire any competing company, they routinely identify potential acquisition targets and enter into confidentiality agreements and that your sponsor may consider combining your operations with those of another company. Please expand your disclosure to state whether your sponsor has entered into any confidentiality agreements with competing companies and clarify whether your sponsor is currently considering or has any arrangements to combine your operations with another entity. In terms of the disclosure in the "Risk Factors" section please clarify what risks to investors this presents. In addition, to the extent that your executives have "change in control" provisions in their employment agreements that may be impacted by a transaction noted here, please revise your disclosure on page 94 to indicate these terms.

The Transactions, page 8

7.   We note your response to comment no. 8 that Veritas Capital will not receive any proceeds of the redemption of your preferred stock. Please expand your disclosure on pages 8 and 98 to identify The Northwestern Mutual Life Insurance Company and Computer Sciences Corporation as holders of your preferred stock. Please state the percentage of preferred stock each holds and the portion of the proceeds from the redemption of the preferred stock that each will receive.

The Offering Transactions, page 9

8.   We note the statement on pages 10, 15, 38 and 40 that assuming a redemption date of May 5, 2006, holders of your preferred stock will receive $222.5 million. We further note your statement on pages 9, 14, 37 that references the redemption of all of your currently outstanding preferred stock, of which approximately $212.8 million in stated amount including accrued and unpaid dividends thereon was outstanding as of December 30, 2005. We continue to believe that you should revise this disclosure to simply state the redemption amount of the preferred stock, including any accrued and unpaid dividends, and the senior subordinated notes as of the proposed redemption date.

Recent Results, page 10

9.   Please expand your disclosure to quantify what you mean throughout this section by references to "increase slightly," "decrease slightly," "decrease significantly," and "increase significantly."

Use of Proceeds, page 37

10.   We note your disclosure beginning on pages 13 and 37 that you expect to receive net proceeds from the offering of approximately $365 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by you. We further note your listed use of proceeds appears to total over $400 million. Please expand your disclosure to explain this apparent discrepancy and further clarify which amounts will be paid from the proceeds of the proposed offering. In light of the increased amount of information found under this section, please consider presenting the use of proceeds in a tabular format so that it is easier for investors to understand.

11.   Based on your disclosure, we note the amounts payable to your Class B holders represent a return of capital. As requested in our initial comment letter, if these amounts do not represent a portion of the company's profit it appears they are distributions rather than dividends and should be characterized as such. Please advise us or revise your disclosures here and throughout your document accordingly.

Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 48

12.   Your revised disclosure attributes the adjustments to the weighted average common shares outstanding to the conversion of your Class B common shares and excludes your previous disclosures regarding the pro forma impact of paying distributions from the proceeds of the offering. Please expand to clarify here, and in the pro forma earnings per share footnote included in your financial statements.

Management, page 88

13.   We note your response to comment no. 13 and the revised disclosure. Please revise your disclosure to briefly describe the business experience of Mr. Ream from 2001 to May 2003.

14.   We note that upon consummation of this offering you will also pay special cash bonuses of $3.125 million in the aggregate to your executive officers and certain other members of management. Please expand your disclosure to provide the source of the funds to pay these bonuses. To the extent proceeds from the proposed offering will be used to fund the bonuses, in part or in whole, please disclose this in the "Use of Proceeds" section.

Certain Relationships and Related Transactions, page 98

15.   We note your response to comment no. 15 and the revised disclosure. Please identify the executive officers, directors and other employees that hold interests of DIV Holdings, LLC, who will receive a portion of the initial class B dividend and the special class B dividend and quantify the portion that each will receive.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at 202-551-3438 or Cicely L. LaMothe, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Michael R. Littenberg, Esq. (*via facsimile*)
        Schulte Roth & Zabel LLP